Exhibit 99.1

Polestar announces global volumes for the fourth quarter

•	Retail sales totalled 12,256 cars in Q4 2024, up 5.3% versus Q4 2023, driven by a growing model line-up

•	Order intake in Q4 2024 up 37.2% versus Q4 2023, creating strong momentum as we enter 2025

•	Polestar 3 and Polestar 4 represent 56% of order intake in Q4 2024

GOTHENBURG, SWEDEN – 9 January 2025. Polestar (Nasdaq: PSNY) retail sales totalled 12,256 cars in Q4 2024, up 5.3% versus Q4 2023, taking total retail sales for the full year to 44,851 in 2024, down 15% versus 2023. Total order intake in Q4 2024 increased by 37.2% versus Q4 2023 and by 37.9% for the full year 2024 versus 2023.

Michael Lohscheller, Polestar CEO, says: “The changes being made to our commercial operations are clearly having a positive impact, as we saw a 5.3% increase in retail sales and a 37.2% increase in order intake compared to the same quarter last year, creating a strong momentum as we enter 2025.”

Breakdown of retail sales compared to previous period:

	Q4 2024	Q4 2023	Change (%)
Retail sales	12,256	11,640	5.3%

	FY 2024	FY 2023	Change (%)
Retail sales	44,851	52,796	-15%

To align more closely with sector convention, Polestar has amended its definition of global volumes, with the new definition being retail sales representing sales to end customers. See appendix for adjusted historical figures.

As previously announced, the Company will publish Q3 key financial KPIs, business and operational highlights on 16 January 2025. Management will host a live webcast on the same date, to provide a business and strategy update. Further details, including a link to the webcast, are available on the Polestar Investor Relations website. Verified shareholders are able to ask questions through the Say Technologies platform, accessible via: https://app.saytechnologies.com/polestar-strategy-business-update

APPENDIX

The following table illustrates historical differences versus the prior definition:

	Restatement for new definition (Retail sales) (1)	Published as per previous definition (2)(3)
Q3 2022	8,393	9,239
Q4 2022	20,243	21,067
FY 2022	50,510	51,491

Q1 2023	12,006	12,076
Q2 2023	15,485	15,792
Q3 2023	13,666	13,976
Q4 2023	11,641	12,782
FY 2023	52,798	54,626

Q1 2024	6,975	7,217
Q2 2024	13,072	13,026
Q3 2024	12,548	11,938
Q4 2024	12,256	12,277
FY 2024	44,851	44,458

(1)

Retail Sales figures, which the Company publishes quarterly from now on, are sales to end customers. Retail Sales include new cars handed over via all sales channels and all sale types, including but not restricted to internal, fleet, retail, rental and leaseholders’ channels across all markets irrespective of their market model and setup and may or may not generate direct revenue for Polestar. These handover figures are comparable to the retail sales figures reported by our competitors.

(2)

Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in inventory). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), and IFRS 16, Leases (“IFRS 16”), respectively. Revenue is not recognized in scenario (c).

(3)

The figures in this column reflect actual sales volumes calculated using the former global volumes definition described in Note 2 above and may, for certain periods, differ slightly to previously reported figures due to rounding.

Ends.

Contacts

Investor Relations

IR@polestar.com

Theo Kjellberg

Head of Corporate Communication

Theo.kjellberg@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available in 27 markets globally across North America, Europe and Asia Pacific. Polestar is scheduled to expand into additional markets in 2025.

Polestar has three models in its line-up: Polestar 2, an electric performance fastback; Polestar 3, the SUV for the electric age; and Polestar 4, the SUV coupé transformed. With plans to have a line-up of five performance EVs by 2026, Polestar 5, an electric four-door GT and Polestar 6, an electric roadster, are coming soon.

The Polestar 0 project supports the company’s ambitious goal of creating a truly climate-neutral production car by 2030. The research initiative also aims to create a sense of urgency to act on the climate crisis, by challenging employees, suppliers and the wider automotive industry, to drive towards zero.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: ( (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars, Geely and Xingji Mezu Group, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) the identification and remediation of accounting errors and/or a final assessment of errors already identified that differs significantly from Polestar’s preliminary view of such errors and the successful filing of restatements of any SEC reports; (7) Polestar’s ability to continue to meet stock exchange listing standards; (8) changes in domestic and foreign business, market, financial, political and legal conditions; (9) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (10) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (11) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (12) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (13) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (14) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employes; (15) risks related to future market adoption of Polestar’s offerings; (16) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (17) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (18) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (19) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (20) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (21) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, tax audits, investigations and inquiries; (22) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (23) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.